HUDSON'S GRILL INTERNATIONAL, INC.

2004 ANNUAL REPORT

LETTER TO THE SHAREHOLDERS

To the Shareholders of Hudson's Grill International, Inc.:

In 2004, Hudson's Grill International, Inc. (the "Company"), signed up two new franchisees, and one existing franchise closed. A new franchise in Iowa was signed in early 2004, and it will probably be open this month. Another new franchisee signed in October 2004, and it has been open in De Pere, Wisconsin, since February 2005. Additionally, the Company has signed a new franchise agreement in February 2005 for a restaurant in Appleton, Wisconsin. Its franchises open more than a year were stable, and the Company's revenues show that. Revenues from the new franchisees will not be reflected in the Company's earnings until 2005. The Company hired a representative on a commission basis to monitor and sell franchises in Wisconsin, Michigan and Iowa, and believes that this representative will be able to recruit several new franchisees in the next couple of years. The Company continues solely to franchise restaurants. If all goes well, the Company will soon begin to accumulate cash. The Company currently has operating franchises in California, Texas, Michigan, and Wisconsin, and one is about to open this month in Iowa.

Substantial progress has been made in paying off debts during 2004. The Company had assumed debts due to an affiliated entity that is now closed, but with the cash flow from operations in 2004, the Company has continued its progress toward paying off almost all its debts. It is now down to its last two long-term debts, which are owed to persons affiliated with the Company. The Company estimates that it will take about two months to pay off these last two long-term debts.

Although there have been considerable costs associated with all of these activities, the Company appears to be poised to show continuing, steady progress in the coming months, provided that its franchisees don't face harsh economic times like those that were prevalent just a couple of years ago. Also, profits should improve provided that additional costs associated with compliance with the Sarbanes Oxley Act do not offset growth in revenues.

David L. Osborn

President and Chief Executive Officer

April 12, 2005

HUDSON'S GRILLS

Hudson's Grill is a full service, limited menu concept with alcoholic beverage service. The management teams work with the philosophy that the customer should be viewed as their "Guest". They stress quality of product and service, efficient flow of communications, integrity in job performance and strong employee morale. These restaurants range in size from 2,500 to 5,500 square feet. The decor package has the theme of a "Classic Grill of the 50's and 60's", with the front end of a Hudson's automobile coming through the wall as a main feature. Some restaurants are in free standing buildings, and some are located within in-line shopping centers. The average Hudson's Grill employs approximately forty employees, seventy percent of whom are part-time employees.

The restaurants have similar operations and offer similar food. The Company plans to expand by adding new franchises. Since the restaurant industry is very competitive, the Company plans to attract loyal patrons by higher levels of service and more exacting specifications for its products, which in turn, should also attract more potential franchisees. The Company's current expansion will be completely dependant on current franchisees adding new locations or on getting new franchisees.

Most Hudson's Grill restaurants open at 11 a.m. and remain open until midnight, seven days a week, utilizing the same menu throughout all parts of the day. They specialize in 1/3 pound hamburgers with the beef patties produced to very exacting specifications. The menu also features an expanded chicken sandwich section using top quality chicken breasts and whole wheat buns. Also on the menu are salads, sandwiches, a variety of appetizers, fajitas, tacos, and handmade milkshakes and malts. Cocktails, beer and wine are also available with food. The full service restaurant concept utilizes booths and tables with waiters and waitresses serving the guests.

At December 31, 2004, the Company employed one full-time person, who was a corporate employee, and one part-time employee, who is the president of the Company.

FRANCHISE PROGRAM

The Company has been issued the trademark registration of a "Hudson's Grill" logo and of the "Hudson's" name. It also has registered its "Burgers*Shakes*Rock'n Roll" service mark. In the past, the Company has secured a permit from the California Department of Corporations to issue Hudson's Grill franchises in California and uses a Uniform Franchise Offering Circular where permitted. As of December 31, 2004, the Company had nine franchised restaurants that were in operation. The current standard terms to franchise a restaurant are an initial fee of Thirty Five Thousand Dollars and a royalty of four percent of sales, and require that three percent of sales be used for advertising, 1% of which (intended to be a common advertising fee) at the current time is being waived for most franchisees. Unless specially negotiated, the Company is obligated to do the following in exchange for these fees: license its trademarks, names and operations procedures; screen and train potential franchisees; review and approve sites; and provide an operations manual and assistance.

The Company is encouraging franchisees to open restaurants in medium sized markets, where advertising for one or two restaurants is cost effective. The most successful franchisees currently are located in medium sized markets. The Company plans to expand mostly through adding franchises, hopefully, in medium sized markets.

OFFICERS AND DIRECTORS

Below are officers and directors of the Company and their primary employer:

Name	Position	Principal Occupation or Employment	Name of Employer	Principal Business of Employer
David L. Osborn	President	Chief Executive Officer or Partner	Southpoint Management Corp., Famous Bars, Grills &Cafes of America, Inc.	Restaurant Management Services and Operations
Robert W. Fischer	Chairman of the Board, Director	Attorney and Partner	Fischer & Sanger	Legal Services
Anthony B. Duncan	Director	Franchisee and Director	Hudson's Grill of El Paso, Inc.	Restaurants
Mitzy Ferguson	Secretary	Administrative	Ebby Halliday Realtors	Real Estate Brokerage

MARKET PRICE AND MARKET INFORMATION

MARKET INFORMATION.

In early 2001, the Company's Common Stock, no par value, began trading over-the-counter on the NASD OTC Bulletin Board under the National Association of Security Dealers ("NASD") symbol "HGII" and now trades under the symbol "HGIIA.OB." As of March 16, 2005, there were approximately 300 registered holders of record of the Company's Common Stock (this excludes shareholders whose stock is held by a nominee or in "street name," because a nominee or street name holder is counted as one registered shareholder even if a nominee is holding stock for many shareholders). The Company believes that it has about 600 shareholders when including those whose shares are held in street name. The following table sets forth the reported high and low bid prices of the Common Stock for the periods indicated as regularly quoted by the NASD OTC Bulletin Board, based on the infrequent transactions in the Company's stock reported on Yahoo. The table does not reflect offer prices, and the prices that are shown, are in U.S. Dollars. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

FISCAL YEAR ENDED DECEMBER 31, 2003	High	Low
First Quarter ended March 31, 2003	.01	.01
Second Quarter ended June 30, 2003	.02	.01
Third Quarter ended September 30, 2003	.01	.00
Fourth Quarter ended December 31, 2003	.07	.00

FISCAL YEAR ENDED DECEMBER 31, 2004	High	Low
First Quarter ended March 31, 2004	.13	.03
Second Quarter ended June 30, 2004	.08	.04
Third Quarter ended September 30, 2004	.07	.02
Fourth Quarter ended December 31, 2004	.06	.02

As of March 16, 2005, the closing bid price of the Common Stock was $.05. Historical information about the price of the Company's common stock can be obtained from the Internet by visiting the following site operated by Yahoo.com: http://finance.yahoo.com/q?s=HGIIA.OB&d=t

DIVIDENDS

The Company has not paid cash dividends on its common stock, and, if and when earnings are achieved, the present policy of the Company's Board of Directors (the "Board") is to retain earnings attributable to common stock to provide funds for the operation and expansion of the Company's business. The Company does not expect to pay cash dividends on its common stock in the foreseeable future.

ACCOUNTANTS

The Company has invited accountants from Whitley Penn to be present at the Annual Meeting; therefore they may be present. If a representative of Whitley Penn is present at the Annual Meeting of Shareholders, the representative will be allowed to answer appropriate questions, and will be afforded an opportunity to make a statement if so desired.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF ITS FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PORTIONS OF THIS REPORT CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE FORWARD-LOOKING INFORMATION. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, AVAILABILITY OF FINANCIAL RESOURCES FOR LONG TERM NEEDS, PRODUCT DEMAND, MARKET ACCEPTANCE AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS REPORT. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT.

IN GENERAL.

For the year ended December 31, 2004, the Company had a net income of $43,462. This compares to net income of $97,567 for the year ended December 31, 2003. Net income decreased by $54,105. This was mostly due to an increase in general and administrative expenses of $26,895 and a decrease in settlement income of $32,499. The decrease in settlement income is due to the completed payment of a settlement with a former franchisee. The last monthly settlement payment of approximately $3,500 was made in January 2004.

REVENUES.

The current franchisees' performance in 2004 remained flat when compared to their performance in 2003, reflecting flat demand nationwide. The Company saw a slight increase in revenues of $4,097. The Company received two franchise fees in 2004 totaling $70,000 from new franchisees; these will not be recognized until 2005, when the two franchises open for business. Until then, the Company will carry the funds as a deferred item on its books.

COSTS AND EXPENSES.

Operating costs in 2004 were $249,670; this is an increase of $27,172 from 2003, when operating costs were $222,468. The increase is mostly due to higher legal and accounting expenses as a result of compliance with the Sarbanes-Oxley Act ("SOX") and a change in public auditors. The legal and accounting expenses rose by $19,188. Other large increases include salary expense ($11,300); franchisee consultant ($5,205); and a one time architectural expense for drawings converted into a software file ($5,000). These increases were somewhat offset by a decrease in miscellaneous expense of $13,299.

Other income decreased by $31,000 in 2004. This was mostly due to the completion in 2004 of the payment of a settlement with a former franchisee, which resulted in a decrease in settlement income of $32,499.

LIQUIDITY AND CAPITAL RESOURCES.

At December 31, 2004, the Company had working capital of $59,741 as compared to December 31, 2003, when the Company had working capital of $32,389. This is largely the result of increasing cash balances at the same time as current liabilities are being paid off from net income. Working capital would be $70,000 greater but for the deferral into current liabilities of non-refundable franchise fees that won't be recognized until the opening of the franchisees' restaurants in Spring 2005.

Changes in its liquidity and capital will depend mostly on continuing royalty fees received from franchisees using the Company's trademark and restaurant concept. This in turn will be reflective of the general economies in the areas where Hudson's Grill restaurants are located. At the present time, most of the U.S. is steadily growing. As long as this continues, the year to year sales at the Company's franchisees will likely be steadily growing, too. The Company, however, expects revenues (and cash flow) to increase somewhat more than the general economy with the opening of three new franchises in 2005.

The Company is currently allocating a significant part of its cash flow to pay off accounts payable; it plans to complete paying off its past due debts by the middle of 2005. The Company's cash balance of $129,368 at December 31, 2004, was $38,697 more than at the year ended December 31, 2003. The Company will continue to increase its cash reserves in order to withstand any substantial, future downturn in the U.S. economy.

The effects of inflation on the Company are minimal. To the extent that the franchisees need to raise prices to offset extra costs (and are able to pass the increased costs onto customers), then the Company will have increased royalty fees. Any increase in royalty fees will probably be offset in increased operating costs of the Company. Thus, the Company expects that increases from inflation will be minimal now and in the future.

The Company does not sustain much seasonal volatility in royalty revenues since its franchisees are dispersed geographically and climactically. Additionally, it does not have any material commitments for capital expenditures and doesn't plan any in the foreseeable future. Nevertheless, compliance with section 404 of the Sarbanes-Oxley Act will place an extra burden on the Company's financial resources that may become significant and in the future could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

APPLICATION OF SIGNIFICANT ACCOUNTING POLICIES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's judgment in making estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Summarized below are the accounting policies management believes are most critical to the preparation of the Company's financial statements.

Initial franchise fees are recognized as revenue only after the Company has substantially performed or satisfied all material services or conditions relating to the sale of a new franchise. Continuing franchise fees are recognized as revenue as the fees are earned and collection from the franchisee is reasonably assured. The Company uses the installment method of accounting in those cases when revenue is collectible over an extended period. An allowance for doubtful accounts, if deemed necessary, is recorded based upon management's assessment of a franchisee's inability to make payment.

Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this accounting method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company is subject to various claims and contingencies arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

The Company's significant accounting policies are more fully described in Note 2 to the financial statements that are attached.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment," which is a revision of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees". SFAS 123R focuses primarily on share-based payments for employee services, requiring these payments to be recorded using a fair-value-based method. The use of APB 25's intrinsic value method of accounting for employee stock options has been eliminated. As a result, the fair value of stock options granted to employees in the future will be required to be expensed. The impact on the results of operations of the Company will be dependent on the number of options granted and the fair value of those options. For the Company, FASB 123R will be effective in 2006.

FORM 10-KSB ANNUAL REPORT

A copy of Hudson's 2004 Form 10-KSB Annual Report, as filed with the Securities and Exchange Commission, is available upon request to shareholders and beneficial owners of shares in the Company upon written request addressed to: Hudson's Grill International, Inc., 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.

ADDITIONAL INFORMATION

EXECUTIVE OFFICE

The address for the executive office is:

16970 Dallas Parkway, Suite 402

Dallas, Texas 75248

INDEPENDENT AUDITORS

Whitley Penn

5420 LBJ Freeway

Suite 1440

Dallas, TX 75240

LEGAL COUNSEL

Fischer & Sanger

5956 Sherry Lane, Suite 1204

Dallas, Texas 75225

REGISTRAR AND TRANSFER AGENT

Registrar & Transfer Co.

10 Commerce Drive

Cranford, NJ 07016

STOCKHOLDERS MEETING

The 2005Annual Meeting of Stockholders will be held at the Hudson's Grill International, Inc., headquarters in Dallas, Texas, located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, on Monday, May 23, 2005, at 1:30 p.m. A notice of the meeting, proxy statement and proxy voting sheet, have been mailed to stockholders with this Annual Report.

FINANCIAL STATEMENTS

Attached are the audited financial statements of the Company for the most recent fiscal year ended December 31, 2004.

f\sec\050330.o01

HUDSON'S GRILL INTERNATIONAL, INC.

INDEX TO FINANCIAL STATEMENTS

PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS F-1

FINANCIAL STATEMENTS

Balance Sheets at December 31, 2004 and 2003 F-3

Statements of Income for the Years Ended December 31, 2004 and 2003 F-5

Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2004

and 2003 F-6

Statements of Cash Flows for the Years Ended December 31, 2004 and 2003 F-7

NOTES TO FINANCIAL STATEMENTS F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hudson's Grill International, Inc.

We have audited the accompanying balance sheet of Hudson's Grill International, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Whitley Penn

March 7, 2005

Dallas, Texas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Hudson's Grill International, Inc.

Dallas, Texas

We have audited the accompanying balance sheet of Hudson's Grill International, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

February 24, 2004

Dallas, Texas

Hudson's Grill International, Inc.
Balance Sheets

			ASSETS

				December 31,
				2004	2003
	Current assets:
		Cash and cash equivalents		$ 129,368	$ 90,671
		Accounts receivable		24,675	19,470
		Other current assets		8,602	7,989
			Total current assets	162,645	118,130

	Property and equipment, at cost:
		Furniture and office equipment		23,204	17,869
		Accumulated depreciation		(17,834)	(16,842)
			Property and equipment, net	5,370	1,027

	Long-term note receivable			81,283	91,980

			TOTAL ASSETS	$ 249,298	$ 211,137

			LIABILITIES AND STOCKHOLDERS' EQUITY
	Current liabilities:
		Loan payable		$ 11,000	$ 35,000
		Accounts payable and accrued expenses		8,919	7,756
		Accounts payable to related parties		12,985	42,985
		Deferred franchise fee		70,000	-
			Total current liabilities	102,904	85,741

	Deferred revenue			70,377	92,841

			TOTAL LIABILITIES	$ 173,281	$ 178,582

	Commitments & Contingencies (Note 6)			-	-

	Stockholders' equity:
		Common stock, Class A, no par value, 100,000,000 shares
			authorized, 7,256,986 shares issued and outstanding at
			December 31, 2004 and 2003, respectively	142,545	142,545
		Common stock, Class B, no par value, 15,000,000 shares
			authorized, no shares issued and outstanding	-	-
		Accumulated deficit		(66,528)	(109,990)
			Total stockholders' equity	76,017	32,555

			TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 249,298	$ 211,137

Hudson's Grill International, Inc.
Statements of Income

					Years Ended December 31,
					2004	2003

	Revenues				$278,998	$274,901

	Operating costs:
		General and administrative			248,678	221,783
		Depreciation and amortization			992	685
			Total operating costs		249,670	222,468

				Income from operations	29,328	52,433

	Other income(expense):
		Settlement income			3,501	36,000
		Income from sale of assets			7,279	7,500
		Interest income			5,113	5,161
		Interest expense			(1,759)	(3,527)
				Total other income(expense), net	14,134	45,134

	Net income				$43,462	$97,567

	Net income per common share-
		basic and diluted			$.01	$.01

	Weighted average common
		shares outstanding-
		basic			7,256,986	7,256,986

		diluted			8,301,095	7,373,438

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2004 and 2003

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total

BALANCE, December 31, 2002	7,256,986	142,545	(207,557)	(65,012)

Net income	-	-	97,567	97,567

BALANCE, December 31, 2003	7,256,986	142,545	(109,990)	32,555

Net income	-	-	43,462	43,462

BALANCE, December 31, 2004	7,256,986	$ 142,545	$ (66,528)	$ 76,017

Hudson's Grill International, Inc.
Statements of Cash Flows

							Years Ended December 31,
							2004	2003

	Cash Flows From Operating Activities:
		Net Income					$ 43,462	$ 97,567
		Adjustments to reconcile net income to net cash
			provided by operating activities:
				Depreciation and amortization			992	685
				Amortization of deferred franchise fees			(15,185)	(7,211)
				Amortization of deferred income from sale of asset			(7,279)	(7,500)
				Changes in operating assets and liabilities:
					Accounts receivable		(5,205)	2,901
					Other current assets		(613)	2,146
					Accounts payable and accrued expenses		1,163	(2,312)
					Accounts payable to related parties		(30,000)	(33,467)
					Deferred franchise fees		70,000	-

						Net cash provided by operating activities	57,335	52,809

	Cash Flows From Investing Activities:

		Repayment of note receivable					10,697	11,022
		Purchase of property and equipment					(5,335)	-

						Net cash provided by investing activities	5,362	11,022

	Cash Flows From Financing Activities:

		Repayment of advances from related parties					-	(290)
		Repayment of line of credit and notes payable					(24,000)	(19,037)

						Net cash used in financing activities	(24,000)	(19,327)

	Net Increase In Cash						38,697	44,504

	Cash, beginning of period						90,671	46,167

	Cash, end of period						$ 129,368	$ 90,671

	Supplemental Disclosures:
		Income taxes paid					$ 0	$ 0
		Interest paid					$ 1,759	$ 3,500

1. Organization and Basis of Presentation

Hudson's Grill International, Inc. (the "Company") was incorporated in the state of Texas on October 30, 1997. On December 1, 1997, the Company became a wholly-owned subsidiary of Hudson's Grill of America, Inc. ("HGAI" or the "Parent"), a public company, and at that time HGAI transferred certain franchise rights and agreements to the Company. On August 15, 2000, HGAI registered the Company's common stock and distributed 100% of the Company's shares to the stockholders of HGAI.

The Company owns the franchise rights to the Hudson's Grill restaurant concept. The Company currently provides management and support services to eleven franchised restaurants currently located in Texas, California, Michigan and Wisconsin.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2004 and 2003, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004 and 2003, the uninsured portion of these deposits approximated $39,000 and $0, respectively. The Company has not incurred any losses related to its cash on deposit with financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Depreciation expense was $992 and $685 for the years ended December 31, 2004 and 2003, respectively. Maintenance and repairs are expensed as incurred.

Long-Term Receivable

Long-term receivable represents a promissory note received in connection with the sale of a restaurant (See Note 4). The note receivable is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the note receivable may not be recoverable. Recoverability of notes receivable is determined based upon the Company's assessment as to whether the maker of the note has the ability to make the required payments. If notes receivable are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds management's estimated amount to be collected. No impairment charge was recorded in 2004 or 2003.

Revenue Recognition

Initial franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied and collection is certain. Continuing franchise fees are recognized as revenue as the fees are earned and become receivable from the franchisee.

Fair Value of Financial Instruments

In accordance with the reporting requirements of Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of these financial instruments. The estimated fair value of accounts receivable, notes receivable, accounts payable, loans payable and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

Stock-Based Compensation

The Company accounts for stock options granted to directors and employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25") and related interpretations. APB No. 25 requires compensation expense be recognized for grants of stock options when the quoted market price of the Company's common stock on the date the options were granted exceeds an option's exercise price. The Company did not grant any stock options with an exercise price that was less than the fair market value of the stock at the date of grant during the years ended December 31, 2004 and 2003. Accordingly, no compensation cost has been recognized for its employee stock options in the accompanying financial statements. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 which require the Company to provide pro forma information regarding net income and net income per share as if compensation cost for the Company's stock options had been determined under the fair value method prescribed by SFAS No. 123. Had compensation cost for the Company's stock options been determined consistent with the SFAS 123 fair value approach, the Company's net income and net income per common share for the years ended December 31, 2004 and 2003, on a pro forma basis, would have been as follows:

	2004	2003

Net income: as reported	$ 43,462	$ 97,567
Add: Stock-based compensation expense included in reported net income	-	-
Deduct: Stock-based compensation expense determined under fair value method	(21,157)	(4,012)
Net income: pro forma	$ 22,305	$ 93,555

Net income per share:
as reported - basic and diluted	$ 0.01	$ 0.01
Pro forma - basic and diluted	$ -	$ 0.01

The fair values of stock options granted during fiscal years 2004 and 2003 were determined using the Black-Scholes option pricing model, and using the following assumptions:

	2004	2003
Volatility	217%	50%
Interest rate	4.24%	4.00%
Dividend yield	- %	- %
Expected life	7 years	7 years

Income Taxes

The Company accounts for income taxes using the asset and liability method which recognizes deferred tax assets and liabilities for the future tax impact attributable to differences in the basis of assets and liabilities reported for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding for the period. Common stock equivalents are excluded from the computation if such inclusion would have an anti-dilutive effect.

The following table sets forth the computation of basic and diluted earnings per share:

Years Ended December 31,
	2004	2003
Numerator:
Net income	$ 43,462	$ 97,567

Denominator:
Weighted average common shares outstanding	7,256,986	7,256,986
Effect of dilutive stock options	1,044,109	116,452

Dilutive weighted average common shares	8,301,095	7,373,438

Basic earnings per share	$ 0.01	$ 0.01
Diluted earnings per share	$ 0.01	$ 0.01

At December 31, 2004 and 2003, the Company had 2,596,000 and 2,330,000 stock options that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive. Such stock options were excluded because the exercise price of the stock options was greater than the average market price of the Company's common stock in the applicable period. At December 31, 2004, the Company had a total of 4,274,000 unexercised options.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates made by the Company's management include the allowance for doubtful accounts and the carrying amount of a note receivable.

Concentrations of Credit Risk

In the normal course of business, the Company extends unsecured credit to franchisees. In addition, the Company's former parent sold a restaurant and took a promissory note as consideration (see Note 4). The note and income were transferred to the Company in 1997. The income from the sale has been deferred and is recognized on an installment basis as the cash is received. At December 31, 2004, the balance outstanding under the note receivable and the related deferred income were $81,283 and $91,980, respectively. The Company's note receivable and accounts receivable are subject to potential credit risk. The maximum exposure assuming non-performance by the debtors is the amount shown on the balance sheet at the date of non-performance. The Company believes that an adequate allowance for uncollectible accounts has been established. The Company currently has a past due balance of $1,784 from one of its franchisees, but it believes that it is collectible. Therefore, the Company has not provided an allowance for this past due amount, and at this time, the Company has no allowance for uncollectible accounts. The allowance for uncollectible accounts is continually monitored, and adjustments are made as necessary. For the year ended December 31, 2004 and 2003, the Company had bad debt expenses of $664 and $0 respectively.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment," which is a revision of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25, "Accounting for Stock Issued to Employees". SFAS 123R focuses primarily on share-based payments for employee services, requiring these payments to be recorded using a fair-value-based method. The use of APB 25's intrinsic value method of accounting for employee stock options has been eliminated. As a result, the fair value of stock options granted to employees in the future will be required to be expensed. The impact on the results of operations of the Company will be dependent on the number of options granted and the fair value of those options. For the Company, FASB 123R will be effective in 2006.

3. Franchise Activities

Under the terms of the Company's standard franchise agreement, franchisees are obligated to pay the Company an initial franchise fee and a weekly continuing franchise fee ("royalty") of generally 4% of gross restaurant revenues. Each franchisee must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to the Company's marketing fund. The Company is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund. During the years ended December 31, 2004 and 2003, the Company received no contribution toward the marketing fund nor has the marketing fund been maintained.

One franchisee agreed to pay an additional fee in return for a reduced royalty fee. The Company deferred its recognition of the additional fee amount, and is amortizing it into income through 2014. In the fourth quarter of 2004, the Company recognized income of $8,399 associated with the franchisee's closure of one of four restaurants covered by the original arrangement. Unamortized additional fees at December 31, 2004 and 2003, of $16,798 and $31,983, respectively, were included in deferred revenue.

During the year ended December 31, 2004, the Company added two new franchisees, one in Wisconsin and one in Iowa. Each franchisee paid an initial franchise fee of $35,000 in connection with its restaurant, one of which opened in February 2005, and the other of which is expected to open in April 2005. Recognition of the fees is being deferred until the restaurants open. In 2004, one of the Company's franchisees located in California closed its restaurant and terminated its franchise agreement.

Franchising revenues consisted of the following for the years ended December 31:

	2004	2003

Initial franchise fee	$ -	$ -
Amortization of deferred franchise fee	15,185	7,211
Royalty fees	263,813	267,690
Total franchise revenue	$ 278,998	$ 274,901

4. Sale of Assets and Note Receivable

Prior to the distribution transaction described in Note 1, the Company's Parent sold a restaurant and agreed to receive a promissory note as consideration. The note bears interest at 6%, requires monthly principal and interest payments of $1,600 until fully repaid and is collateralized by certain assets of the restaurant sold. Unpaid balances under the note at December 31, 2004 and 2003, were $81,283 and $91,980, respectively. The gain on the sale was deferred and income is being recognized on an installment basis as the cash is received. At December 31, 2004 and 2003, the deferred gain on the sale totaled $53,578 and $60,858, respectively. The Company recognized income of $7,279 and $7,500 from the sale of these assets during the years ended December 31, 2004 and 2003, respectively.

5. Debt

Loan payable consisted of the following at December 31:

	2004	2003
Loan payable to a financial institution; interest at 7%, unsecured and principal and interest payments due on demand	$ 11,000	$ 35,000

6. Commitments and Contingencies

The Company leases office space under a month-to-month lease. Rent and utility expense totaled $16,200 and $17,200 for the years ended December 31, 2004 and 2003, respectively. The Company's aggregate lease commitment is one month's rent and utilities, which averages $1,400. The Company also has a long term agreement with a consultant that obligates the Company to pay the consultant $1,200 per month until October 2008. A copier lease commits the Company to make payments of $141 until August 2007.

7. Income Taxes

There was no provision for income taxes in the years ended December 31, 2004 and 2003, due to the carryforward of net losses ("NOL") incurred in prior years. The Company had no material deferred tax liabilities at December 31, 2003.

Deferred taxes consisted of the following at December 31:

	2004	2003
Deferred tax assets:
Deferred revenue	$ 24,000	$ 32,000
Net operating loss	139,000	170,000
Total deferred tax assets	163,000	202,000
Deferred tax liability	(24,000)
Valuation allowance	(139,000)	(202,000)
Net deferred taxes	$ -	$ -

The net change in the valuation allowance for deferred tax assets was a decrease of $63,000 and $34,000 in 2004 and 2003, respectively. The changes related primarily to changes in the NOL.

Income taxes payable for the year ended December 31, 2004 and 2003, were reduced by approximately $20,000 and $17,000, respectively, through the utilization of NOL carryforwards in those years. At December 31, 2004, NOL carryforwards of approximately $409,000 were available to offset future taxable income and expire through 2018.

The Company's effective income tax rate varied from the federal statutory rate for the years ended December 31, as follows:

	2004	2003

Federal income tax at statutory rate	34%	34%
Net operating loss carryforward	(34%)	(34%)
Total effective income tax rate	0%	0%

8. Stock Options

The Company president's compensation is established at the sole discretion of the board of directors and includes the granting of stock options. The Company also grants stock options to each of its two directors as compensation for their services as directors. During the year ended December 31, 2004, stock options were granted monthly and a total of 216,000 and 240,000 stock options were granted to the president and directors, respectively.

All options granted during 2004 vested immediately, were issued with an exercise price of $0.005 above the last bid price of the Company's common stock on the date of grant, and expire seven years from the date of grant.

The following is a summary of stock option activity:

	Options	Weighted Average Exercise Price

Outstanding at January 1, 2003	3,170,000	$ 0.08
Granted	648,000	0.02
Cancelled	-	0.00
Outstanding at December 31, 2003	3,818,000	$ 0.07
Granted	456,000	0.05
Cancelled	-	0.00
Outstanding at December 31, 2004	4,274,000	$ 0.07

The weighted average fair value of stock options granted during 2004 and 2003 was $0.05 and $0.006, respectively, on the date of grant using the Black-Scholes option pricing model.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding	Options Exercisable
Weighted Average Remaining Contractual Life	Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price

3 years	2,330,000	$ 0.10	$ 0.10	2,330,000	$ 0.10
5 years	1,488,000	$.01-.035	$ 0.02	1,488,000	$ 0.02
6.5 years	456,000	$.025-.095	$ 0.05	456,000	$ 0.05
	4,274,000		$ 0.07	4,274,000	$ 0.07

9. Related Party Transactions

A law firm associated with a director of the Company provides legal services to the Company. During the years ended December 31, 2004 and 2003, the cost of these services to the Company were approximately $39,300 and $23,500, respectively. Related amounts included in accounts payable to related parties at December 31, 2004 and 2003, were approximately $13,000 and $43,000, respectively.

The Company assumed a loan of a former employee of the Parent with a financial institution (see Note 5). The balances outstanding on the loan were $11,000 and $35,000 at December 31, 2004 and 2003, respectively. Principal and interest payments are due on demand.

The Company leases its corporate office space from a firm in which the president of the Company is a partner. Rental and utility costs for the office space was approximately $16,200 and $17,200 for the years ended December 31, 2004 and 2003, respectively.

One of the directors of the Company is also a franchisee of two restaurants. As part of an agreement with the Company, these restaurants pay no monthly franchise fee.

The Company also paid certain expenses owed by HGAI, its former parent. These expenses in 2004 included tax preparation costs of $4,046; California franchise taxes and penalties of $5,851; and estimated legal expenses of $1,493.

10. Concentration of Revenue Risk

Two of the Company's franchisees are affiliated; those two franchisees together account for 37% and 41% of revenue and 38% and 51% of accounts receivable for 2004 and 2003, respectively.

************